UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

UNDER THE SECURITIES ACT OF 1934

 CELL THERAPEUTICS, INC.

(Name of Issuer)

 COMMON STOCK

 (Title of Class of Securities)

 150934503

 (CUSIP Number)

January 12, 2011

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.  150934503

1	NAMES OF REPORTING PERSONS Socius CG II, Ltd. I.R.S. Identification Nos. of above persons (entities only).
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	5	SOLE VOTING POWER

NUMBER OF		87,029,396 (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		87,029,396 (See Item 4)

WITH	8	SHARED DISPOSITIVE POWER

N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,029,396 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13G

CUSIP No.  150934503

1	NAMES OF REPORTING PERSONS Socius Capital Group, LLC I.R.S. Identification Nos. of above persons (entities only).
27-1051956

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		87,029,396 (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		87,029,396 (See Item 4)

WITH	8	SHARED DISPOSITIVE POWER

N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,029,396 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

SCHEDULE 13G

CUSIP No.  150934503

1	NAMES OF REPORTING PERSONS Sabra ICG, LLC I.R.S. Identification Nos. of above persons (entities only).
27-0901060

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		87,029,396 (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		87,029,396 (See Item 4)

WITH	8	SHARED DISPOSITIVE POWER

N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,029,396 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

SCHEDULE 13G

CUSIP No.  150934503

1	NAMES OF REPORTING PERSONS Patricia Peizer I.R.S. Identification Nos. of above persons (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		87,029,396 (Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		87,029,396 (Item 4)

WITH	8	SHARED DISPOSITIVE POWER

N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,029,396 (Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13G

CUSIP No.  150934503

1	NAMES OF REPORTING PERSONS Terren S. Peizer I.R.S. Identification Nos. of above persons (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		87,029,396 (Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		87,029,396 (Item 4)

WITH	8	SHARED DISPOSITIVE POWER

N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,029,396 (Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13G
CUSIP No. 150934503

ITEM 1.
(a)   Name of Issuer:

Cell Therapeutics, Inc.

(b)   Address of Issuer's Principal Executive Offices:

501 Elliott Avenue West, Suite 400
Seattle, Washington 98119

ITEM 2.
(a)  Name of Person Filing:

This statement is filed by Socius CG II, Ltd. with respect to shares of common stock, no par value per share, of the issuer beneficially owned by Socius CG II, Ltd., and by Socius Capital Group, LLC, Sabra ICG, LLC, Terren S. Peizer and Patricia Peizer with respect to the shares beneficially owned by Socius CG II, Ltd.

(b) Address of Principal Business Office, or if None, Residence:

The address of the principal business office of Socius CG II, Ltd. is:
Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The address of the principal business office of Socius Capital Group, LLC, Sabra ICG, LLC, Mr. Peizer and Ms. Peizer is:  11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

(c) Citizenship:

Socius CG II, Ltd. is a Bermuda exempted company.
Socius Capital Group, LLC is a Delaware limited liability company.
Sabra ICG, LLC is a California limited liability company.
Mr. Peizer and Ms. Peizer are United States citizens.

(d) Title of Class of Securities:

      Common stock, no par value per share

(e) CUSIP Number:

      150934503

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

See Item 9 of cover pages

(b)   Percent of class:

See Item 11 of cover pages

(c)   Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote

See Item 5-8 of cover pages

(ii)   Shared power to vote or to direct the vote

See Item 5-8 of cover pages

(iii)  Sole power to dispose or to direct the disposition of

See Item 5-8 of cover pages

(iv)  Shared power to dispose or to direct the disposition of

See Item 5-8 of cover pages

On January 12, 2011, Cell Therapeutics, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) between the Company and Socius CG II, Ltd. Pursuant to the Purchase Agreement, the Company agreed to issue to the Socius CG II, Ltd. in a registered offering (i) up to 25,000 shares of the Company’s Series 8 Non-Convertible Preferred Stock, no par value per share (the “Series 8 Preferred Stock”), (ii) warrants (the “Warrants”) to purchase up to 22,563,177 shares of the Company’s common stock, no par value per share, and (iii) an additional investment right (the “Additional Investment Right”) to purchase up to 25,000 shares of the Company’s Series 9 Convertible Preferred Stock, no par value per share (the “Series 9 Preferred Stock”), for an aggregate offering price of $25 million (the “Offering”). The closing of the Offering is subject to certain conditions.

The shares of Series 8 Preferred Stock will accrue annual dividends at the rate of 10% from the date of issuance, payable in additional shares of Series 8 Preferred Stock. The shares of Series 8 Preferred Stock are redeemable at the option of the Company at any time after issuance, in whole or in part, either in cash or by offset against recourse notes fully secured with marketable securities (“Notes”), which may be issued by Socius CG II, Ltd. to the Company in connection with the exercise of the Warrants and the Additional Investment Right.

Each Warrant has an initial exercise price of $0.3878 per share of common stock. The Warrants are exercisable immediately and expire two years from the date of issuance, provided that the Warrants must be exercised simultaneously with the exercise of the Additional Investment Right so that the percentage of the Warrants that have been exercised will always equal or exceed the percentage of the Additional Investment Right that has been exercised. The exercise price for the Warrants may be paid in cash or through the issuance by Socius CG II, Ltd. to the Company of Notes. The Warrants are subject to mandatory exercise and cancellation, in whole or in part, in certain circumstances.

The Additional Investment Right has an exercise price of $1,000 per share of Series 9 Preferred Stock. The Additional Investment Right is exercisable immediately and must be exercised no later than February 11, 2011. The exercise price of the Additional Investment Right may be paid in cash or through the issuance of Notes by Socius CG II, Ltd to the Company. The Additional Investment Right is subject to cancellation, in whole or in part, in certain circumstances.

Each share of Series 9 Preferred Stock is convertible at the option of the holder, at any time during its existence, into approximately 2,579 shares of common stock at a conversion price of $0.3878 per share of common stock, for a total of approximately 64,466,219 shares of common stock.

See the Current Report on Form 8-K filed by the Company on January 18, 2011 for more details on the Offering.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Exhibit 1.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2011	SOCIUS CG II, LTD.

By: /s/ Terren S. Peizer
Name: Terren S. Peizer
Title: Managing Director

Dated: January 24, 2011	SOCIUS CAPITAL GROUP, LLC

By: /s/ Terren S. Peizer
Name: Terren S. Peizer
Title: Managing Director

Dated: January 24, 2011	SABRA ICG, LLC

By: /s/ Terren S. Peizer
Name: Terren S. Peizer
Title: Managing Director

Dated: January 24, 2011	/s/ Terren S. Peizer
Terren S. Peizer

Dated: January 24, 2011	/s/ Patricia Peizer
Patricia Peizer

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Exhibit Stating Identity of Relevant Subsidiary per Item 7 of Schedule 13G

EXHIBIT 2

Joint Filing Agreement among Socius CG II, Ltd., Socius Capital Group, LLC, Sabra ICG, LLC, Terren S. Peizer and Patricia Peizer